Exhibit 99.2

Notice of Annual General Meeting
to be held on 19th July 2012

ICON plc
(the “Company” or “ICON”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in the Republic of Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in ICON plc, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

The Company has a secondary listing on the Irish Stock Exchange. For this reason, the Company is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser.

ICON plc – Notice of Annual General Meeting 2012

12 June 2012
To all ICON Shareholders
ICON plc

NOTICE OF ANNUAL GENERAL MEETING

Dear Shareholder,

I enclose for your attention the Notice of the Annual General Meeting of ICON plc (the “AGM”) and invite you to join us at 8.30am on Thursday 19th July 2012 at the Company’s headquarters, South County Business Park,  Leopardstown, Dublin 18, Ireland.

The Company and the CRO industry are going through an exciting time and the joint CEO and Chairman’s letter enclosed with this notice provides more detail.  I would encourage you to read that letter and, if you would like further information, also our:

 Annual Report (available at http://investor.iconplc.com/annuals.cfm), and
 Form 20-F (available at http://investor.iconplc.com/sec.cfm)

This AGM will mark Mr. Peter Gray’s retirement from the Board.  Having served as Vice-Chairman since his retirement as CEO in October 2011, Peter has decided not to stand for re-election to the Board.  As you know, Peter has given long and dedicated service to ICON and, during his 9 year tenure as CEO, the Company grew rapidly and became one of the industry leading full service CROs.  I would like to thank Peter, on behalf of the Board, the shareholders and the employees, for all his dedication, professionalism and hard work.  He steered the Company to great success and growth and we wish him all the best for the future.

At Board level, we continue to look to refresh the Board and the Board Committees by appointing new Directors who provide fresh perspectives, skills and experience whilst maintaining the knowledge and expertise that have served the Company and its shareholders well in the past.  We hope to appoint one new non-executive Director during 2012 and another during 2013.  These appointees will, capitalizing on their relevant skills and experience, be added to Board Committees.

We continue to review the way your Board carries out its duties and, as part of this, the Board established a formal Board evaluation procedure in April 2012 (for further details, please see our Annual Report).  The evaluation will be used to further improve the operation of the Board and its Committees.

Resolutions for the AGM
The three categories of resolutions for consideration at the AGM are:
1.	Re-election of Directors
2.	Issuing and buy back of shares
3.	Approval of accounts and appointment of Auditors

We have not included a “say on pay” resolution on executive remuneration as the Company, as a foreign private issuer in the US, is not obliged to.  However, details of executive pay are set out in both the Annual Report and Form 20-F.  We will consider the inclusion of such a resolution in future AGMs.

Re-election of Directors
Despite the UK Corporate Governance Code 2010 calling for annual re-election of a company’s entire Board of Directors, we feel, after careful evaluation, the current re-election cycle of one third of Directors being re-elected every year (which is in accordance with our Articles of Association) continues to serve ICON and its shareholders well. The current re-election cycle provides stability and continuity of a Board that has served its shareholders well and allows shareholders to regularly (every 3 years) decide whether a Director should continue on the Board.

ICON plc – Notice of Annual General Meeting 2012

Accordingly (and taking into account Mr. Gray’s decision to retire and not stand for re-election as he retires by rotation at this AGM), we have two directors up for re-election at the AGM:

Mr. Ciaran Murray – Mr. Murray was appointed as a Director of the Company on his appointment as CEO in October 2011. Mr Murray served as CFO of the Company from October 2005 to September 2011.

Dr. Ronan Lambe – Dr. Lambe co-founded ICON in 1990 with Dr. John Climax.  Dr. Lambe has been a Director since 1990 and from 1990 to 2002  Dr. Lambe served as ICON's Chairman.

The Board has reviewed the performance of both Directors standing for re-election and confirms that they continue to contribute effectively and demonstrate the necessary commitment to the role.  For details on their skills, experience and knowledge, please see the Annual Report and/or Form 20-F.

In the case of Mr. Murray, he has done an excellent job as CEO since his appointment in October 2011.  The Board are confident he is the right person to bring the Company forward. It is important that the CEO is re-elected to the Board.

In the case of Dr. Lambe, he has made significant and valuable contributions to the Board and is a key member of the Quality Committee.  His deep industry knowledge and experience will greatly benefit the Board to help the Company continue to progress and face the challenges that ICON, like other large CROs, faces in a rapidly changing market.

It should be noted that neither of these Directors have any conflict of interests which would impact on their role as a Director (Mr. Murray being an executive Director and Dr. Lambe as a non-executive Director).

Issuing and Buy Back of Shares
Resolutions 5 to 7 relate to the share capital of the Company and are now considered standard by most Irish public companies. They are authorities that we renew on an annual basis. In recent years, the authority to issue shares (resolutions 5 and 6) have not been used by the Company, except to satisfy the requirements of our employee share option plans which allow us to attract, retain and reward our staff in a competitive market place.

Resolution 5 - authorises the Directors to issue shares up to a limit of 20% in the Company without shareholder approval and is included as there may be strategic opportunities where it is appropriate for the Directors to have this flexibility.  Our primary listing is on NASDAQ and the NASDAQ rules do not require a resolution by shareholders to authorise Directors to issue up to 20% of outstanding shares. However, as ICON is an Irish company, we are required under Irish law to include this resolution so that the Directors can issue shares. A resolution authorising Directors to issue shares has been passed at every AGM since the Company was listed.  This year we have proposed to limit the authority of the Directors to issue shares to up to 20% in line with NASDAQ rules and the current corporate governance practice of limiting the Directors' authority to issue shares. The Directors propose that this resolution is passed in order to reconcile how we operate under NASDAQ rules with the technicalities of Irish legal requirements.  This Directors’ ability to issue shares under this resolution is subject to resolution 6 which provides shareholder approval is needed for more than 5% of shares to be issued without pre-emption / offer round to existing shareholders.

Resolution 6 - authorises the Directors to issue shares, subject to resolution 5, up to a limit of 5% in the Company without having to offer them to existing shareholders on a pro rata basis and, like resolution 5, this resolution is included as there may be strategic opportunities where it is appropriate for the Directors to have this flexibility.  A resolution enabling the issue of shares by Directors without pre-emption is a requirement of Irish law and there is no such requirement under NASDAQ rules. A resolution authorising the Directors to issue shares without pre-emption has been passed at every AGM since the Company was listed.  This year the Directors believe it is appropriate to pass such a resolution again in order to reconcile how we operate under the NASDAQ rules with the technicalities of Irish legal requirements and, in line with current Irish corporate governance practise, we have limited the  number of shares that can be issued without pre-emption  to 5% of outstanding shares.

ICON plc – Notice of Annual General Meeting 2012

Resolution 7 - authorises the Company to purchase in the market (buy-back) up to 10% of the outstanding shares in the Company. We are currently continuing to execute the share buy-back of up to $50m announced in October 2011 and we would like to have the ability to do further buy-backs should the market conditions make this an attractive investment for the Company. It should also be noted that foreign private issuers on NASDAQ do not require shareholder approval to do a share buy- back and it is our status as an Irish company that requires us to seek this approval from shareholders.

Form of Proxy
A Form of Proxy for use at the AGM is attached. Please complete, sign and return the Form of Proxy as soon as possible whether or not you propose to attend the meeting in person. To be valid the Form of Proxy must be deposited as follows:

•
Proxies for registered holders of American Depositary Shares must be received by the ADR depositary, The Bank of New York Mellon, no later than close of business on Wednesday 11th July 2012. Details of how registered holders of American Depositary Shares can vote by telephone or over the Internet are provided on the separate proxy form provided to them by The Bank of New York Mellon.

•
Proxies for registered holders of Ordinary Shares must be deposited at the registered office of the Company or, at the member’s option, with the Company’s registrar, Computershare Investor Services (Ireland) Limited, no later than 8.30 a.m. on Tuesday 17th July 2012. Alternatively, Ordinary Shareholders may register their proxy appointment and voting instructions electronically. Further instructions on how Ordinary Shareholders may register their proxy appointment or vote electronically are set out in the notes to this notice of the meeting and in the notes to the enclosed Form of Proxy.

The completion and lodging of the Form of Proxy will not prevent Ordinary Shareholders from attending and voting in person at the meeting should they so wish.

Recommendation
Your Board believes that the Resolutions to be proposed at the AGM are in the best interests of the Company and its Shareholders as a whole. Accordingly, your Directors unanimously recommend that you vote in favour of all of the Resolutions as they intend to do so themselves in respect of all the Ordinary Shares held or beneficially owned by them amounting in total to 1,859,752 Ordinary Shares on 11th June 2012, representing approximately 3.11% of the issued ordinary share capital of the Company.

ICON plc – Notice of Annual General Meeting 2012

Yours sincerely,

Dr. Bruce Given MD,
Chairman

ICON plc – Notice of Annual General Meeting 2012

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company will be held at ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 19th day of July 2012 at 8.30 a.m.

ORDINARY BUSINESS
To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

1.	To receive and consider the accounts for the year ended 31st December 2011 and the reports of the Directors and auditors thereon.

2.	To re-elect Dr. Ronan Lambe who retires as a Director in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

3.	To re-elect Mr. Ciaran Murray who, having been appointed as a director, retires in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

4.	To authorise the Directors to fix the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions:

As an ordinary resolution:

5.
That the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 20 of the Companies (Amendment) Act, 1983) up to a maximum amount equal to an aggregate nominal value of €718,104.42 representing 20% of the issued ordinary share capital of the Company on 11th June 2012; provided that this authority shall expire at the conclusion of the next annual general meeting of the Company or (if earlier) on 18th January 2014, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred hereby had not expired.

As a special resolution:

6.
That, subject to the passing of Resolution 5, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983 to allot equity securities (as defined in Section 23 of that Act) for cash as if the provisions of sub-section (1) of the said Section 23 did not apply to any such allotment up to a maximum amount equal to an aggregate nominal value of €179,526.11 representing 5% of the issued ordinary share capital of the Company on 11th June 2012; provided that this exclusion of the applicability of Section 23(1) of the Companies (Amendment) Act, 1983 shall expire at the conclusion of the next annual general meeting of the Company or (if earlier) on 18th January 2014, save that if before such expiry the Company has offered or agreed to allot equity securities, those equity securities may be allotted pursuant to such offer or agreement as if the exclusion contained herein had not expired.

As a special resolution:

ICON plc – Notice of Annual General Meeting 2012

7.

That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and they are hereby generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and the following restrictions and provisions:

(i)
the maximum aggregate number of shares authorised to be acquired pursuant to this resolution shall not exceed 10% of the aggregate number of shares issued by the Company at the close of business on the date of passing this resolution;

(ii)	the minimum price (exclusive of expenses) which may be paid for any such share shall be an amount equal to the nominal value thereof;

(iii)	the maximum price (exclusive of expenses) which may be paid for any such share shall not exceed the higher of:

A.
the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out, as stipulated by Article 5(1) of Commission Regulation (EC) (No. 2273/2003) of 22 December 2003 implementing the Market Abuse Directive as regards exemptions for buyback programmes and stabilisation of financial instruments; and

B.	105% of the average of the Relevant Price for such shares of the same class for each of the five business days immediately preceding the day of the purchase of the shares;

for the purpose of sub-paragraph (iii)(B) of this resolution, “Relevant Price” means, in respect of any business day  on which there shall be a dealing on the Irish Stock Exchange (or any successor thereto) in respect of shares of the same class, the official closing price in respect of such shares as published in the Irish Stock Exchange Daily Official List or any successor publication thereto (in this resolution referred to as the List) and, in respect of any business day  on which there shall be no such dealing, the closing mid-market price as derived from the List,  PROVIDED THAT if  no closing mid-market price is available for any particular day then that day shall not count as one of the said five business days for the purpose of determining the Relevant Price, and, at the discretion of the Directors, either another business day preceding the day of purchase of the shares on which such a price is available shall be substituted for such day, or the number of business days by reference to which the Relevant Price is to be calculated shall be reduced accordingly.  If the means of providing the foregoing information as to dealings and prices, by reference to which the maximum price is to be determined, is altered or is replaced by some other means, then the maximum price shall be determined on the basis of the equivalent (as nearly as practicable) information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent or, if no such information is available, by such other method as the Directors shall determine to be fair and reasonable;

ICON plc – Notice of Annual General Meeting 2012

(iv)	the price range within which any shares purchased or redeemed and held as treasury shares within the meaning of Section 209 of the Companies 1990 Act may be re-issued off-market is as follows:

A.	the maximum price (exclusive of expenses) at which a treasury share may be re-issued off-market shall be an amount equal to 120 per cent of the Appropriate Price;

B.
the minimum price (exclusive of expenses) at which a treasury share may be re-issued off-market shall be an amount equal to 95 per cent of the Appropriate Price (provided always that no treasury share shall be issued at a price lower than its nominal value);

for the purposes of sub-paragraph (iv) of this resolution, the expression “Appropriate Price” shall mean the average of the Relevant Price for shares of the class of which such treasury share is to be re-issued for the 5 business days before the day on which the treasury share is re-issued and  “Relevant Price” means, in respect of any business day  on which there shall be a dealing on the Irish Stock Exchange (or any successor thereto) in respect of shares of the class of which the treasury share is to be reissued, the official closing price of such shares as published in the List and, in respect of any business day  on which there shall be no such dealing, the closing mid-market price as derived from the List, PROVIDED THAT if no closing mid- market price is available for any particular business day  then that day shall not count as one of the said five business day s for the purpose of determining the Relevant Price and, at the discretion of the Directors, either another business day  preceding the day of re-issue of the treasury share on which such a price is available shall be substituted for such day, or the number of business days by reference to which the Relevant Price is to be calculated shall be reduced accordingly. If the means of providing the foregoing information as to dealings and prices, by reference to which the Appropriate Price is to be determined, is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent ( as nearly as practicable) information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent or, if no such information is available, by such other method as the Directors shall determine to be fair and reasonable.

The authority hereby conferred will expire on the earlier of the date of the next Annual General Meeting of the Company or (if earlier) on 18 January 2014, unless previously varied, revoked or renewed.  The Company or any subsidiary may before such expiry enter into a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

By the Order of the Board.

Diarmaid Cunningham
Company Secretary	12 June 2012

Registered Office:
South County Business Park,
Leopardstown,
Dublin 18

ICON plc – Notice of Annual General Meeting 2012